Exhibit 12(a)

NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

						Six Months Ended
	Year Ended December 31					June 30
$ in millions	2008(1)	2007	2006	2005	2004	2009	2008

Earnings:
(Loss) earnings from continuing operations before income taxes	$(368)	$2,698	$2,316	$2,092	$1,596	$1,186	$1,148

Fixed Charges:
Interest expense, including amortization of debt premium	295	336	347	388	431	143	149
Portion of rental expenses on operating leases deemed to be representative of the interest factor:	195	195	183	170	151	95	100

Earnings from continuing operations before income taxes and fixed charges	122	3,229	2,846	2,650	2,178	1,424	1,397
Fixed Charges:	490	531	530	558	582	238	249

Ratio of earnings to fixed charges(1)	--	6.1	5.4	4.7	3.7	6.0	5.6

(1)	For the year ended December 31, 2008, the company’s earnings were insufficient to cover fixed charges by $368 million. This loss was entirely due to the non-cash goodwill impairment charge of $3.1 billion recorded during the fourth quarter at Shipbuilding and Aerospace Systems.